September 6, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Ruairi Regan and Brigitte Lippmann

Re: Cantor Equity Partners I, Inc.

Draft Registration Statement on Form S-1

Submitted August 20, 2024

CIK No. 0002027708

Ladies and Gentlemen:

Cantor Equity Partners I, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the Staff’s letter dated August 29, 2024 (the “Letter”) regarding the above-referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) submitted on August 20, 2024. For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold italics font type. All page references in the responses set forth below refer to page numbers in the updated Draft Registration Statement, which is being filed herewith.

Draft Registration Statement on Form S-1

Cover Page

1.	Refer to prior comment 6. Please provide a cross reference to the compensation disclosure commencing on page 103 in the prospectus. Also, please provide clear cross references by reference to page numbers or otherwise.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page of the Registration Statement.

Summary, Page 1

2.	Refer to prior comment 11. Please revise the conflicts of interest disclosure in the summary to address the conflicts of interest arising from the remuneration described on pages 8 and 9.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 32 of the Registration Statement.

3.	Please revise your summary as requested in prior comment 12 to describe the terms of repayment of the $1,750,000 in working capital loans.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page and pages 95 and 141 of the Registration Statement.

Management, Page 127

4.	Refer to prior comment 19. Under Conflicts of Interest, please disclose the nominal price paid for the founder shares and the conflict of interest in determining whether to pursue a business combination.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 133 of the Registration Statement.

* * * * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Stuart Neuhauser, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

CANTOR EQUITY PARTNERS I, INC.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chief Executive Officer

cc:	Stuart Neuhauser, Esq.